UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF COLORADO

IN RE: WESTMOUNTAIN GOLD, INC. a Colorado corporation EIN: 26-1315498 Debtor.	)	Case No. 17-11527-JGR Chapter 11
IN RE: TERRA GOLD CORPORATION, an Alaska Corporation EIN: 45-5500508 Debtor.	)	Case No. 17-11528-JGR Chapter 11 Jointly Administered Under Case No. 17-11527-JGR

DEBTORS' FIRST AMENDED AND RESTATED JOINT PLAN OF REORGANIZATION

DATED DECEMBER 20, 2017

KUTNER BRINEN, P.C.
Lee M. Kutner
1660 Lincoln St., Suite 1850
Denver, CO 80264
Telephone: 303-832-2400
Facsimile: 303-832-1510
Email: lmk@kutnerlaw.com

Counsel to the Debtors
and Debtors in Possession

TABLE OF CONTENTS

ARTICLE I

INTRODUCTION

WestMountain Gold, Inc. ("WestMountain") and Terra Gold Corporation ("Terra") (collectively "Debtors") as debtors and debtors-in-possession hereby propose, pursuant to Chapter 11, Title 11 of the United States Code, the following Joint Plan of Reorganization.

WestMountain is a publicly held holding company. Its principal asset consists of its ownership of all of the outstanding shares of stock in its operating subsidiary Terra. The Debtors' major project is known as the Terra Project which consists of a gold mining operation located in a remote area in the State of Alaska, approximately 200 kilometers west northwest of Anchorage. The Debtors' assets are comprised of 339 Alaska state mining claims plus 5 unpatented lode mining claims that are under lease, subject to a 3-4% net smelter return to the landlord. The overall project covers approximately 223 square kilometers. The Debtor is considered an exploration stage company because it has not demonstrated the existence of proven or probable reserves in the Terra Project. More information on the Debtors can be found at www.WestMountaingold.com.

This Plan provides for the reorganization of the Debtors under Chapter 11 of the Bankruptcy Code. Pursuant to the Plan, the Debtors shall restructure their debts and obligations and continue to operate in the ordinary course of business. A more complete history of the Debtors, their operations, an explanation of this Plan, and a description of the Debtors' financial condition and future business activity is contained in the Disclosure Statement which accompanies this Plan. Reference should be made to the Disclosure Statement by all creditors and parties who intend to cast a ballot for or against this Plan.

ARTICLE II

DEFINITIONS

2.01 - Administrative Claim shall mean a Claim for payment of an administrative expense of a kind specified in § 503(b) or 1114(e)(2) of the Bankruptcy Code and entitled to priority pursuant to § 507(a)(2) of the Bankruptcy Code, including, but not

limited to: (a) the actual, necessary costs and expenses, incurred after the Petition Date, of preserving the estate and operating the business of the Debtors, including wages, salaries, or commissions for services rendered after the commencement of the Chapter 11 Case; (b) Professional Fee Claims; (c) all fees and charges assessed against the estates under 28 U.S.C. § 1930; and (d) all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under § 546(c)(2) of the Bankruptcy Code.

2.02 - Allowed Claim shall mean a claim in respect of which a Proof of Claim has been filed with the Court within the applicable time period of limitation fixed by Court Order in this case or scheduled in the list of creditors prepared and filed with the Court pursuant to Bankruptcy Rule 1007(b) and not listed as disputed, contingent or unliquidated as to amount, in either case as to which no timely objection to the allowance thereof has been filed pursuant to Bankruptcy Rules 3001 and 3007 or as to which any such objection has been determined by a Final Order.

2.03 - Allowed Secured Claim shall mean an allowed claim secured by a lien, security interest or other charge against or interest in property in which the Debtors have an interest, or which is subject to setoff under § 553 of the Code, to the extent of the value (determined in accordance with § 506(a) of the Code) of the interest of the holder of any such allowed claim and the Debtor's interest in such property or to the extent of the amount subject to such setoff as the case may be.

2.04 - Avoidance Actions means each Debtors' estates' interest in any and all Claims, rights and causes of action which have been or may be commenced by or on behalf of the Debtors to avoid and recover any transfers of property determined to be preferential, fraudulent or otherwise avoidable pursuant to §§ 544, 545, 547, 548, 549, 550 or 553 of the Bankruptcy Code, or under any other applicable law, or otherwise subject to equitable subordination under §510 of the Bankruptcy Code, regardless of whether or not such actions have been commenced prior to the Effective Date.

2.05 - Claim shall mean any right to payment, or right to any equitable remedy for breach of performance if such breach gives rise to the right to payment, against the Debtors in existence on or as of the Petition Date, whether or not such right to payment

or right to an equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, secured or unsecured.

2.06 - Class shall mean any Class into which Allowed Claims are classified pursuant to Article III.

2.07- Class 1-5 and A-D Claims and Interests shall mean the Allowed Claims and Interests so classified in Article III.

2.08 - Code shall mean the Bankruptcy Code, 11 U.S.C. § 101 *et seq.* and any amendments thereof.

2.09 - Confirmation Date shall mean the date upon which the Order of Confirmation is entered by the Court.

2.10 - Court shall mean the United States Bankruptcy Court for the District of Colorado in which the Debtors' Chapter 11 cases are pending, pursuant to which this Plan is proposed, and any Court having competent jurisdiction to hear appeal or certiorari proceedings therefrom.

2.11 - Debtor shall mean the Debtors who are proposing this Chapter 11 Plan.

2.12 - Disclosure Statement shall mean the Disclosure Statement which is approved by the Court according to 11 U.S.C. § 1125 to be utilized to solicit votes for this Plan.

2.13 - Disputed Claim means any Claim which is not an Allowed Claim, including, without limitation, any Claim designated as disputed, contingent or unliquidated in Debtors' schedules filed in connection with this case, or any Claim against which an objection to the allowance thereof has been interposed, and as to which no Final Order has been entered.

2.14 - Effective Date of the Plan shall mean the date by which all conditions to the effectiveness of the Plan have been met or otherwise resolved.

2.15 - Final Order shall mean an order or judgment of the Court which shall not have been reversed, stayed, modified or amended and as to which (a) the time to appeal from or to seek review, rehearing or certiorari shall have expired, and (b) no appeal or petition for review, rehearing or certiorari is pending or if appealed shall have been affirmed, or the appeal dismissed by the highest court to which such order was appealed, or if review, rehearing or certiorari was sought, such review, rehearing or

certiorari has been denied and no further hearing, appeal or petition for review, rehearing or certiorari can be taken or granted or as to which any right to appeal or to seek a review, rehearing or certiorari has been waived.

2.16 - Interest shall mean any shareholder interest, preferred, common, or otherwise, or any other instrument evidencing any ownership interest in the Debtors and any option, warrant or right of any nature, contractual or otherwise, to acquire an ownership interest in the Debtors.

2.17 – New Capital shall mean the sum equal to a minimum of $3 million and maximum of $4 million in new funds raised by the Debtors to fund their post-confirmation operations, which sum will include all funds approved in the cases as debtor in possession loans that are converted to New Common Stock on the Effective Date of the Plan.

2.18 – New Common Stock shall mean the shares of common stock par value $.01 per share, of Reorganized WestMountain to be authorized and issued under this Plan , which stock shall be entitled to a single vote per share on all matters on which the New Common Stock is entitled to vote.

2.19 - Order of Confirmation shall mean the Order entered by the Court confirming the Plan in accordance with the provisions of Chapter 11 of the Code.

2.20 - Petition Date shall mean the date on which the voluntary Petitions were filed by the Debtors on March 1, 2017.

2.21 - Plan shall mean this Joint Plan of Reorganization, as amended in accordance with the terms hereof or modified in accordance with the Code, including all exhibits and schedules attached hereto or referenced herein or therein.

2.22 - Priority Claim means any pre-petition Claim entitled to a priority in payment under § 507(a) of the Code, but shall not include any Administrative Claim or Tax Claim.

2.23 - Pro Rata shall mean the ratio of an Allowed Claim or Interest in a particular Class to the aggregate amount of all Allowed Claims or Interests in that Class.

2.24 - Professional Fees means the Administrative Claims for compensation and reimbursement submitted pursuant to Section 330, 331 and 503(b) of the Code by a Professional Person.

2.25 – Reorganized WestMountain, Terra or Debtors shall mean the Debtors on or after the Effective Date of the Plan.

2.26 - Rules shall mean the Federal Rules of Bankruptcy Procedure and Local Bankruptcy Rules for the District of Colorado as adopted by the Court.

2.27 - Tax Claim means any unsecured Claim of a governmental unit for taxes entitled to priority pursuant to 11 U.S.C. § 507(a)(8).

2.28 - Unclassified Priority Claims shall mean Claims pursuant to Section 507(a)(2) which are Administrative Claims allowed under Section 503(b) of the Code and any fees and charges against the estate under Chapter 123 of Title 28 of the United States Code and shall further mean Allowed Unsecured Claims of governmental units to the extent provided for in Section 507(a)(8) of the Code.

2.29 - Other Definitions. Unless the context otherwise requires, any capitalized term used and not defined herein or elsewhere in the Plan but that is defined in the Code or Rules shall have the meaning set forth therein.

ARTICLE III

DESIGNATION OF CLAIMS AND INTERESTS

The following is a designation of all classes of Claims and Interests other than those Claims of a kind specified in Sections 507(a)(2), 507(a)(3) or 507(a)(8) of the Code.

WestMountain

Class 1 - All Allowed Unsecured Claims specified in Section 507(a)(4) and 507(a)(5) of the Code as having priority.

Class 2 - The Allowed pre-petition Secured Claim held by BOCO Investments LLC.

Class 3 - The Allowed Unsecured Claims held by unsecured creditors other than as separately classified.

Class 3(a) – The Allowed Unsecured Claim held by Gordon Investments (Alaska), LLC.

Class 3(b) - The Allowed Unsecured Claim held by BOCO Investments, LLC.

Class 4 - The Interests held by pre-petition common shareholders.

Class 5 - The Interests held by pre-petition preferred shareholders.

Terra

Class A – All Allowed Unsecured Claims specified in Section 507(a)(4) and 507(a)(5) of the Code as having priority.

Class B – The Allowed pre-petition Secured Claim held by BOCO Investments LLC.

Class C – The Allowed Unsecured Claims held by unsecured creditors other than as separately classified.

Class C.1 – The Allowed Unsecured Claim held by Gordon Investments (Alaska), LLC.

Class C.2 - The Allowed Unsecured Claim held by BOCO Investments, LLC.

Class D – The Interest held by WestMountain.

ARTICLE IV

SPECIFICATION AND TREATMENT OF UNCLASSIFIED PRIORITY CLAIMS

As provided in Section 1123(a)(1) of the Code, the Claims against the Debtors covered in this Article IV are not classified. The holders of such Allowed Claims are not entitled to vote on the Plan.

4.1 – **Administrative Expense Claims.** The holders of Allowed Claims of the type specified in Section 507(a)(2) of the Code, Administrative Claims, shall receive cash equal to the allowed amount of such Claim or a lesser amount or different treatment as may be acceptable and agreed to by particular holders of such Claims. Such Claims shall be paid in full on the Effective Date of the Plan, or treated as otherwise agreed to by the particular holders of such Claims. Section 507(a)(2)

Administrative Claims that are allowed by the Court after the Effective Date of the Plan shall be paid upon allowance or as otherwise agreed.

4.2 – **DIP Loan Claims.** The holders of Allowed Claims that represent Court approved debtor in possession financing claims, pursuant to 11 U.S.C. §364 ("DIP Loan"), shall be entitled to elect to receive instead of a cash payment, New Common Stock in WestMountain equal to the percentage of the New Capital that the converted portion of the DIP Loan represents to the total New Capital up to a maximum allocation of 87.5% of the New Common Stock issued on account of the New Capital, if a minimum of $3,500,000 of New Capital is raised.

4.3 – **Priority Tax Claims.** The Allowed Claims of a type specified in Section 507(a)(8) of the Code, Tax Claims of governmental taxing authorities, shall be paid on the Effective Date of the Plan or in monthly payments on an amortized basis over a period that does not exceed five years from the Petition Date with interest at the appropriate rate set by applicable statute.

4.4 – **U.S. Trustee Payments.** The Debtor will make all payments required to be paid to the U.S. Trustee pursuant to 28 U.S.C. § 1930(a)(6) until the case is closed, converted, or dismissed. All payments due to the U.S. Trustee pursuant to 28 U.S.C. § 1930(a)(6) shall be paid on the Effective Date, and the U.S. Trustee shall thereafter be paid fees due on a quarterly basis until the case is closed, converted, or dismissed.

ARTICLE V

SPECIFICATION AND TREATMENT OF CLASS 1 AND A CLAIMS

5.1 – **Priority Wage Claims.** Allowed Class 1 and A Priority Claims shall be paid in full on the Effective Date. The Class 1 and A claims for certain pre-petition wages and employee Claims are more particularly described in Sections 507(a)(4) and 507(a)(5) of the Code. The Debtors do not expect that any claims will exist in these Classes.

ARTICLE VI

SPECIFICATION AND TREATMENT OF SECURED CREDITOR CLAIMS

6.1 – **BOCO.** The Class 2 and B Secured Claims consist of the Allowed Secured Claims of BOCO Investments LLC ("BOCO"). The Class 2 and B Allowed Secured Claims are impaired by this Plan. The Class 2 and B Claims will be treated under this Plan as follows:

a. The principal amount of the Class 2 and B Claims will be allowed as a secured claim in the amount of $5,000,000 ("Secured Obligation") or as otherwise fixed by the Court if an objection to the amount of the Secured Obligation is filed. Pursuant to 11 U.S.C. 506(a), any portion of the prepetition claim held by the Class 2 and B claimant that exceeds the Secured Obligation shall be an unsecured claim in Class 3(b) and C.2.

b. The Secured Obligation shall accrue interest commencing on the Effective Date of the Plan at a rate equal to the current yield of a 10 year U.S. Treasury bond plus 2%, which rate will be reset annually on the anniversary of the Effective Date of the Plan. The interest accrued on the Secured Obligation will be due along with all principal on the 5 year anniversary of the Effective Date of the Plan. The Debtor shall have the option to extend the term of the Secured Obligation for an additional 2 year period provided that the Debtor pays the holder of the Secured Obligation an amount equal to one half of the interest accrued as of the 5 year anniversary date and the other half of the interest shall be added to the outstanding principal balance. In the event that any creditor objects to the interest rate set forth herein the rate will either be determined by agreement of the parties

or by a determination of the Court at the Confirmation Hearing.

ARTICLE VII
SPECIFICATION AND TREATMENT OF UNSECURED CREDITOR CLAIMS

7.1 - Class 3 and C consist of those unsecured creditors of WestMountain and Terra who hold Allowed Claims, excluding Gordon Investments (Alaska), LLC ("Gordon") and BOCO Investments, LLC ("BOCO") who are treated as Classes 3(a)and C.1 and 3(b) and C.2 respectively (collectively "Unsecured Classes"). The Unsecured Classes shall be treated under the Plan as follows:

Class 3 and C: Each creditor holding and Allowed Claim in Classes 3 and C shall receive a pro-rata share of the "Class 3 and C Participation Interest." The Class 3 and C Participation Interest shall be in the amount of $803,000 and it shall be a participatory interest in the $5 million Allowed Secured Claim as provided under Plan paragraph 6.1. The total number of participants in the Class 3 and C Participation Interest shall be the number of Class 3 and C claims finally allowed in the Debtors' cases and the amounts of such claims shall be the amounts finally allowed for each claimant in the cases. Participation of each creditor in the Class 3 and C Participation Interest shall be based on the pro-rata size of the dollar amount of each Allowed Claim. The Class 3 and C Participation Interest shall be in the form of Exhibit C attached to this Plan.

Class 3(a) and Class C.1 Gordon: Gordon shall receive a separate participation interest (Gordon) in the form of that attached hereto as Exhibit D (the "Gordon Participation Interest"). The Gordon Participation Interest shall be in the total amount of $625,000 and shall be a participatory interest the $5 million Allowed Secured Claim as provided under Plan paragraph 6.1. Generally, Gordon shall receive .20 New Common Shares of stock in WestMountain for each dollar of unsecured Allowed Claim held by Gordon on the Effective Date of the Plan. In exchange for the Gordon Participation Interest, Gordon shall assign to BOCO the number of New Common Shares Gordon received for $625,000 of unsecured Allowed Claim held by Gordon

(approximately 125,000 New Common Shares). Gordon shall retain the remaining New Common Shares received by Gordon for Gordon's unsecured Allowed Claim.

Class 3(b) and C.2 BOCO: BOCO shall receive .20 New Common Shares of stock in WestMountain for each dollar of unsecured Allowed Claim held by BOCO on the Effective Date of the Plan.

ARTICLE VIII

SPECIFICATION AND TREATMENT OF CLASS 4, 5 AND D INTERESTS

8.1 – **Common Stock.** Class 4 includes the Interests in WestMountain. Class 4 is impaired by this Plan. On the Effective Date of the Plan all Class 4 interests shall be subject to a reverse split of outstanding shares to the extent necessary to provide Class 4 with stock equal to 1.9 % of the combined outstanding common stock and the New Common Stock of Reorganized WestMountain.

8.2 – **Preferred Stock.** Class 5 includes the preferred stock interests in WestMountain. Class 5 is impaired by this Plan. On the Effective Date of the Plan or within thirty days thereafter, all Class 5 preferred interests shall receive in exchange for their Class 5 interests on a pro-rata basis stock equal to .7 % of the New Common Stock of Reorganized WestMountain.

8.3 – **Treatment if Class 3 Rejection.** In the event that Class 3 rejects the Plan and WestMountain requests confirmation of the Plan under 11 U.S.C. 1129(b), all Interests in WestMountain held by Class 4 and 5 shall be cancelled on the Effective Date of the Plan.

8.4 – **Terra Interests.** Class D includes the Interests in Terra held by the pre-confirmation shareholder. Class D is unimpaired by this Plan. On the Effective Date of the Plan all Class D interests in Terra shall be retained by WestMountain without change or modification.

ARTICLE IX

MEANS FOR THE PLAN'S EXECUTION

9.1 – **Continued Existence.** Unless otherwise provided in the Plan, each Debtor shall, as Reorganized Debtors, continue to exist after the Effective Date of the Plan with the same corporate powers as existed prior to Plan confirmation pursuant to the laws of the respective jurisdiction of organization of each Debtor entity.

9.2 - **Operation of Business**. The Debtors shall be empowered to take such action as may be necessary to perform their obligations under this Plan.

9.3 – **Management Fees and Costs.** The Debtors shall be entitled to compensate their officers and directors with reasonable compensation for services following confirmation of the Plan. Funding for such fees will be derived from the operation of the Debtors' business, loans, and working capital.

9.4- **Effectuating the Plan**. On the Effective Date of the Plan, the Debtors' Boards of Directors and officers shall be appointed as the agents of each Debtor, pursuant to appropriate corporate law, pursuant to 11 U.S.C. §1142(b) for the purpose of carrying out the terms of the Plan, and taking all actions deemed necessary or convenient to consummating the terms of the Plan, including but not limited to execution of documents.

9.5 – **Exemptions under 11 U.S.C. §1145.** All of the New Common Stock issued pursuant to this Plan in exchange or principally in exchange for debt is intended to be covered by the provisions of section 1145 of the Bankruptcy Code to the maximum extent permissible. All such stock shall be exempt from the registration, prospectus delivery and other requirements of the U.S. Securities Act and all state and federal laws that govern the issuance and distribution of securities. New Common Stock issued to an investor as part of the raise of New Capital will be issued pursuant to Regulation D under the Securities Act of 1933. All future transfers of securities issued pursuant to the terms of this Plan shall be subject to any applicable rules and regulations of the Securities and Exchange Commission and any applicable state laws governing transfer.

9.6 – **Authorization of New Common Stock**. On the Effective Date of the Plan or within thirty days thereafter, the WestMountain Articles of Incorporation and related

corporate documents shall be amended to provide for the issuance of the New Common Stock pursuant to the Plan. The New Common Stock will then be issued without the need for any further corporate action and without the need for any action by any person or entity. Once issued the New Common Stock shall be duly authorized, validly issued, fully paid, and non-assessable.

9.7 – **Future Dilution of New Common Stock.** The New Common Stock issued pursuant to the terms of this Plan is subject to future dilution based upon future business decisions that may be made by WestMountain. Future dilution could be based upon the need to raise new equity funding, meet the terms of future management contracts, satisfy warrants, rights offerings, and subscription agreements that may be initiated by WestMountain. There are no current plans in place for such dilution to occur outside of the management incentive plan described in paragraph 9.18(c).

9.8 - **Disputed Claim Procedure**. Distributions to any class of creditor will only be made on account of Allowed Claims. In the event that distributions are made at a time that a claim objection is pending before the Court or a judgment has entered to establish a Claim and the judgment is not subject to a Final Order, the portion of the distribution that would be paid to the disputed claimant will be held in an interest bearing bank account until the Claim is Allowed or disallowed. If Allowed, the Claim will be paid its appropriate share of the withheld payment. If disallowed, the withheld distribution will be paid on a Pro Rata basis to the remaining impaired Allowed claimants, or if all holders of Allowed Claims have been paid in full, paid to Debtor.

9.9 - **Claims and Litigation Bar Date and Standing**. All Claim objections and Avoidance Actions in the case must be filed no later than 60 days following the Effective Date. The Debtors shall have standing to commence, prosecute, and settle claim objections, Litigation, and avoidance actions without need for Court approval.

9.10 - **Administrative Expense Bar Date**. All applications for allowance and payment of Administrative Claims, including Professional Fees, must be filed within 45 days following the Effective Date of the Plan.

9.11 - **Monthly Installments.** Whenever the Plan provides for payment in monthly installments or a payment due in a certain month, the payment shall be due on the last day of the calendar month in which the payment is due, unless otherwise

specified in the Plan. The Debtor shall then have a five day grace period within which the monthly payment must be received by the payee before the Debtors shall be in default, unless a longer period is specified elsewhere in the Plan.

9.12 - **Final Decree.** The Debtors will request entry of a final decree closing the case on or before the later of the date all Claim objections and any pending litigation is concluded or 180 days after the Effective Date of the Plan.

9.13 - **Quarterly Fees.** Prior to the entry of the final decree, the Debtors shall continue to remit quarterly fees and post-confirmation reports to the United States Trustee, as required by statute.

9.14 **- Exemption from Transfer Taxes.** Pursuant to Section 1146(c) of the Code, the issuance, transfer, or exchange of notes or equity securities under the Plan by the Debtor, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or the making or delivery of any deed or instrument of transfer under, in furtherance of, or in connection with the Plan or the Agreements shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

9.15 – **Contractual Relationship.** The Plan, upon confirmation, constitutes a new contractual relationship by and between the Debtors and their creditors. In the event of a default by the Debtors under the Plan, creditors shall be entitled to enforce all rights and remedies against the Debtors for breach of contract, the Plan. Any secured creditor claiming a breach of the Plan by the Debtors will be able to enforce all of their rights and remedies including foreclosure of their deed of trust, security agreement, lien, or mortgage pursuant to the terms of such document. Any creditor claiming a breach by the Debtors must provide written notice to the Debtors of the claimed default, the notice must provide the Debtors a ten (10) day period within which to cure the claimed default, unless a longer period is specified elsewhere in the Plan. Upon the Debtors' failure to cure the default within such ten day period, the creditor may proceed to exercise their rights and remedies.

9.16 – **Independent Plans.** This Plan is a joint Plan for WestMountain and Terra. Notwithstanding the joint Plan, it is a requirement or condition precedent that the Plans be confirmed for both Debtors in order for the Plan to be confirmed and

become effective for one Debtor. The Plan does not provide for substantive consolidation of the Debtors and both Debtors will remain separate legal entities.

9.17 – **New Capital.** The New Capital shall be raised and subscribed to on or before the Confirmation Date. The New Capital may consist, in part, of the DIP loans in these cases which may be converted to New Common Stock. A total of 86.1% of the New Common Stock shall be issued on account of the New Capital within thirty days of the Effective Date of the Plan, if a minimum of $3,500,000 of New Capital is raised.

9.18 – **Issuance of New Interests in WestMountain.** On the Effective Date of the Plan or within thirty days thereafter, WestMountain shall issue new stock interests in WestMountain to the holders of the Class 3(a) and C.1 claims, Class 3(b) and C.2 claims, Class 5 and electing Administrative Expense claimants in exchange for their Administrative Claim and those providing the New Capital based on the share allocations set forth in this Plan. On the Effective Date of the Plan, WestMountain shall be authorized and approved to effectuate the following:

a. Increase the authorized common shares of WestMountain to meet the obligations of the Plan including but not limited to an increase in the number of authorized shares to 100 million, assuming a reverse split of common stock at the rate of 500 shares to 1 share.

b. Reverse split of the outstanding common stock of WestMountain at the rate of 500 shares to 1 share as treatment under the Plan for Class 4.

c. Create or set aside sufficient shares of New Common Stock so that an amount of shares equal to 15% (1.2 million shares) of the post-confirmation outstanding shares of WestMountain are available for an option pool that will allow the implementation of a management incentive plan that will be created to incentivize management by granting individuals options based on the determination of management.

9.19 – **Fractional Shares.** No fractional shares with respect to New Common Stock shall be issued. In the event a fractional share would be issued, the amount shall be rounded down to the next lower whole number.

ARTICLE X

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

10.1 - On the Effective Date of the Plan, the Debtors do hereby assume those executory contracts and unexpired leases listed in Exhibit A attached hereto and incorporated herein by reference, which have not been assumed by prior Order of the Court prior to the Confirmation Date. On the date of the entry of an Order confirming the Plan, the Debtors shall be the holders of all right, title and interest to the assumed leases and contracts and such assumed leases and contracts shall be in full effect and binding upon the Debtors and the other parties thereto. Confirmation of the Plan shall constitute a determination that the payments to be made to said creditors pursuant to the Plan satisfy all conditions precedent to assumption and assignment set forth in 11 U.S.C. §365(b) and (f).

10.2 - On the Effective Date of the Plan, the Debtors will reject all executory contracts and unexpired leases to which they are a party which are listed in Exhibit B, attached hereto and incorporated herein by reference which have not been rejected by prior Order of the Bankruptcy Court prior to the Confirmation Date. Executory contracts and unexpired leases will be rejected pursuant to the provisions of 11 U.S.C. §365. Any executory contract or unexpired lease not assumed in accordance with the Plan shall be rejected.

10.3 - An Order confirming this Plan constitutes approval by the Court of the assumption or rejection of the executory contracts and unexpired leases described herein in accordance with the provisions of 11 U.S.C. §365 and the Rules.

10.4 - **Claims Arising from Rejection.** All proofs of claim with respect to claims arising from the rejection of any executory contract or unexpired lease shall be filed with the Bankruptcy Court within twenty (20) days after the earlier of (i) the date of the Bankruptcy Court order approving the Debtors' rejection of such executory contract or unexpired lease or (ii) the Confirmation Date. Any claims not filed within such time shall be forever barred against the Debtors, their estates and property and any such Claims shall be disallowed in full. Claims arising from such rejection, to the extent Allowed, shall be treated as unsecured Claims.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 **Revestment.** On the Effective Date of the Plan all property of the estates shall revest in the Debtors free and clear of all liens except those specifically set forth in the Plan or as otherwise provided in the Plan.

11.2 **Retention of Jurisdiction**. Notwithstanding confirmation of the Plan, the Court shall retain jurisdiction for the following purposes:

1. Determination of the allowability of claims upon objection to such claims by the Debtors-in-Possession or by any other party in interest;
2. Determination of the request for payment of claims entitled to priority under 11 U.S.C. Section 507(a)(2), including compensation of the parties entitled thereto;
3. Resolution of any disputes regarding interpretation of the Plan;
4. Implementation of the provisions of the Plan and entry of orders in aid of consummation of the Plan, including without limitation, appropriate orders to protect the revested Debtors from action by creditors;
5. Modification of the Plan pursuant to 11 U.S.C. §1127;
6. Adjudication of any causes of action, including avoiding powers actions, brought by the debtors-in-possession, by the representative of the estate or by a Trustee appointed pursuant to the Code;
7. Adjudication of any cause of action brought by the debtor-in-possession, by a representative of the estate, or by a Trustee appointed pursuant to the Code, or the revested Debtor exercising rights and powers as provided in 11 U.S.C. §§542-549. This section shall not be construed to limit any other power or right which the Debtors may possess under any section of the Code; and
8. Entry of a final decree.

11.3 - **Satisfaction of Claims.** The Debtors shall receive a discharge on the Effective Date of the Plan pursuant to Section 1141(d). Confirmation of the Plan and the occurrence of the Effective Date of the Plan shall constitute a modification of any

note or obligation for which specification and treatment is provided under the Plan as set forth in the Plan. Any obligation or note, previously in default, so modified, shall be cured as modified as of the Effective Date. This provision shall be operable regardless of whether the Plan provides for any obligation to be evidenced by a rewritten loan or security document following confirmation of the Plan.

11.4 **Headings**. The headings used in the Plan are for convenience of reference only and shall not limit or in any manner affect the meaning or interpretation of the Plan.

11.5 **Notices.** All notices, requests, demands, or other communications required or permitted in this Plan must be given in writing to the party(ies) to be notified. All communications will be deemed delivered when received at the following addresses:

a. To:
WestMountain Gold, Inc.
Terra Gold Corp.
1001-A East Harmony Road
Suite 340
Fort Collins, CO 80525

Email: bklemsz@gmail.com

With a copy to:
Lee M. Kutner
Kutner Brinen, P.C.
1660 Lincoln St., Suite 1850
Denver, CO 80264
Fax: 303-832-1510

Email: lmk@kutnerlaw.com

b. To an allowed claimant, at the addresses set forth in the allowed Proof of Claim, if filed, other, at the address set forth for the claimant in the Debtor's Schedules filed with the Court.

11.6 - **Successors and Assigns**. The Plan will be binding upon the Debtors, any creditor affected by the Plan and their heirs, successors, assigns and legal representatives.

11.7 - **Unclaimed Payments**. If a person or entity entitled to receive a payment or distribution pursuant to this Plan fails to negotiate a check, accept a distribution or leave a forwarding address in the event notice cannot be provided as set forth in paragraph 11.5, within three months of the Effective Date of the Plan, the person or entity is deemed to have released and abandoned any right to payment or distribution under the Plan.

11.8 - **Committee Existence**. Any Creditors Committee appointed in the bankruptcy case shall terminate on the Effective Date of the Plan.

11.9 - **Liability**. Except as set forth in this Plan, neither the Debtors, the Creditors Committee nor any of their agents, representatives, attorneys, accountants or advisors shall have or incur any liability in connection with, or related to formulating, negotiating, soliciting, preparing, disseminating, confirming the Plan, or any contract, instrument, release or other agreement, or document created or entered into in connection with the Plan or any other act taken or omitted to be taken in connection with the restructuring of the Debtors pursuant to the Plan or otherwise in the Chapter 11 Cases; provided that the foregoing shall have no effect on the liability for a breach of the Plan or any other document, instrument, or agreement executed and delivered in connection with the Plan, or that otherwise results from any act or omission that is determined in a Final Order to have constituted gross negligence, bad faith, or willful misconduct; provided further that nothing in this Plan shall limit the liability of any retained attorney in violation of Rule 1.8(h)(1) of the Colorado Rules of Professional Conduct.

ARTICLE XII

CONFIRMATION REQUEST

12.1 - The Debtors, as proponents of the Plan, request confirmation of the Plan pursuant to 11 U.S.C. §1129. The Debtors will solicit acceptance of the Plan after their Disclosure Statement has been approved by the Court and is transmitted to the creditors, interest holders and parties in interest. In the event the Debtors do not obtain the necessary acceptances of its Plan, they may make application to the Court for confirmation of the Plan pursuant to 11 U.S.C. §1129(b). The Court may confirm the

Plan if it does not discriminate unfairly and is fair and equitable with respect to each class of Claims or Interests that is impaired and has not voted to accept the Plan.

DATED: December 20, 2017

WestMountain Gold, Inc.

By: __*/s/ Rick Bloom*____________________
Rick Bloom, President and Director

By: __*/s/ Brian Klemsz*____________________
Brian Klemsz, Director

Terra Gold Corp.

By: __*/s/ Rick Bloom*___________________
Rick Bloom, President and Director

By: __*/s/ Brian Klemsz*___________________
Brian Klemsz, Director

Lee M. Kutner
Kutner Brinen, P.C.
1660 Lincoln St., Suite 1850
Denver, CO 80264
Telephone: 303- 832-2400
Fax: 303-832-1510
Email: lmk@kutnerlaw.com

ATTORNEYS FOR THE DEBTORS
AND DEBTORS-IN-POSSESSION

EXHIBIT A

Executory Contracts and Unexpired Leases Assumed

1. All contracts and leases previously assumed or for which a motion to assume is pending.

2. All leases and contracts that are not specifically rejected.

3. Lease and all agreements between Ben Porterfield and Terra Gold Corp. for Alaska mining claims

4. All permits and agreements with the State of Alaska

EXHIBIT B

Executory Contracts and Unexpired Leases Rejected

A. All leases and contracts previously rejected by Court Order.

EXHIBIT C

PARTICIPATION ASSIGNMENT

a. The Class 3 and Class C claimants shall be assigned a participation interest in the $5 million Allowed Secured Claim (the "Allowed Secured Claim") under the Plan in an amount equal to $803,000 (the "Class 3 and C Participation Interest"). This participation interest provided to the Class 3 and Class C claimants shall be in accordance with a Participation Agreement in the form to be filed prior to the Confirmation Date. The Participation Agreement shall provide that BOCO shall retain full and absolute control of Allowed Secured Claim subsequent to the Effective Date of the Plan, including, without limitation, the right to enforce, amend, extend, or modify the obligation of the Debtors and their post-confirmation reorganized entities ("Reorganized Debtors") to pay the secured claims, subject to the following:

(i) Payments made on the Allowed Secured Claim shall be allocated to the Class 3 and C Participation Interest *pari passu* and promptly paid to the Claims Agent after deduction for reasonably incurred out-of-pocket costs and expenses, if any, by BOCO in collecting such amounts;

(ii) Each claimant in Classes 3 and C will hold a respective pro-rata percentage of the Class 3 and C Participation Interest. For example, if the total Class 3 and C pool includes creditors holding allowed claims totaling $1,003,000, an unsecured creditor holding a $50,000 claim will hold an approximate 4.99% of the Class 3 and C Participation Interest;

(iii) The portion of the Allowed Secured Claim subject to the Class 3 and C Participation Interest shall not be converted to equity without the consent of the Claims Agent and shall be paid pursuant to the terms of the Plan and Participation Agreement. In addition, BOCO will not: (A) release any lien or collateral securing the portion of the Allowed Secured Claim subject to the Class 3 and C Participation Interest, (B) subordinate any portion of the Allowed Secured Claim subject to the Class 3 and C Participation Interest or any collateral securing the Allowed Secured Claim subject to the Class 3 and C Participation Interest (C) sell all or any portion of the Allowed Secured Claim subject to the Class 3 and C Participation Interest to an

unaffiliated party; (D) modify or consent to the modification of the terms or payment amounts of the Allowed Secured Claim subject to the Class 3 and C Participation Interest; (E) modify or extend the maturity date of the Allowed Secured Claim subject to the Class 3 and C Participation Interest; and (F) if the Allowed Secured Claim is not paid in full upon the maturity date, the BOCO shall use commercially reasonable efforts to enforce payment of the Allowed Secured Claim. Should BOCO and Gordon convert their interest in the Allowed Secured Claim without the consent of the Claims Agent, the terms of repayment on the Class 3 and C Participation Interest shall remain unchanged and the Claims Agent shall be deemed appointed as the Agent under the Participation Agreement and shall be entitled to enforce the payment obligation owed by the Debtors under the terms and conditions of the Plan and the Participation Agreement;

(iv) During the postconfirmation period, BOCO shall forward to the Unsecured Creditor Pool, through the Claims Agent, any reports submitted to BOCO by the Debtors or Reorganized Debtors which are required under the Allowed Secured Claim and BOCO shall advise the Claims Agent of the status of any report if and when requested by the Claims Agent; and

(v) BOCO shall reasonably consult with the Unsecured Creditor Pool, through the Claims Agent, regarding the Allowed Secured Claim and the repayment thereof, but BOCO shall have no obligation to adhere to recommendations of the Unsecured Creditor Poll with respect thereto.

b. "Claims Agent" shall mean that person selected by the Creditors Committee on or before the Confirmation Date who is responsible for the management and distribution to Class 3 and C claimants of any funds paid on account of the Class 3 and C Participation Interest. In addition, the Claims Agent shall be the sole party responsible for making decisions on behalf of the Class 3 and Class C claims with respect to the Class 3 and C Participation Interest, including but not limited to any modification of such Assignment. The Claims Agent shall be compensated solely from any distribution received by the Claims Agent for distribution to the Class 3 and C claimants prior to any such distribution. In the event the Claims Agent resigns or is otherwise unable to serve after the Effective Date of the Plan, a successor shall be selected by the two former members of the Creditors Committee.

EXHIBIT D

PARTICIPATION ASSIGNMENT

a. The Class 3(a) and C.1 claimant, Gordon Investments (Alaska), Inc. ("Gordon") is hereby assigned a participation interest in the $5 million Allowed Secured Claim (the "Allowed Secured Claim") under the Plan in an amount equal to $625,000 (the "Gordon Participation Interest"). The assignment shall be automatic upon the Effective Date of the Plan without the need to execute or record any other document. Notwithstanding such assignment, BOCO shall retain full and absolute control of Allowed Secured Claim subsequent to the Effective Date of the Plan, including, without limitation, the right to enforce, amend, extend, or modify the obligation of the Debtors and their post-confirmation reorganized entities ("Reorganized Debtors") to pay the secured claims, subject to the following:

(i) Payments made on the Allowed Secured Claim shall be allocated to the Class 3(a) and C.1 Participation Interest *pari passu* and promptly paid to the holder of the Class 3(a) and C.1 claim holder after deduction for reasonably incurred costs and expenses by BOCO in collecting such amounts;

(ii) Other than conversion of some or all of the Allowed Secured Claim or extension or restructuring thereof which BOCO has the right to do in its discretion, BOCO shall not, without Gordon's prior written consent which in all instances shall not be unreasonably withheld; (A) release any lien or collateral securing the Allowed Secured Claim, (B) subordinate any portion of the Allowed Secured Claim, or (C) sell all or any portion of the Allowed Secured Claim to an unaffiliated party; and

(iii) The holder of the Class 3(a) and C.1 claims shall be entitled to those rights and subject to those obligations as set forth in the Settlement Agreement and Assignment by and between BOCO and Gordon dated September 2017 and filed with the Court in the Debtors' bankruptcy case at Docket No. 256.

UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF COLORADO

IN RE: WESTMOUNTAIN GOLD, INC. a Colorado corporation EIN: 26-1315498 Debtor.	Case No. 17-11527-JGR Chapter 11
IN RE: TERRA GOLD CORPORATION, an Alaska Corporation EIN: 45-5500508 Debtor.	Case No. 17-11528-JGR Chapter 11 Jointly Administered Under Case No. 17-11527-JGR

ORDER CONFIRMING DEBTORS' FIRST AMENDED AND RESTATED JOINT PLAN OF REORGANIZATION DATED DECEMBER 20, 2017

The Debtors' First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 ("Plan") under Chapter 11 of the Bankruptcy Code filed by WestMountain Gold, Inc. ("WestMountain") and Terra Gold Corporation ("Terra") (collectively "Debtors") having come before the Court for confirmation, one objection to confirmation having been filed and withdrawn at the confirmation hearing, and the Court having reviewed the file and conducted a hearing on January 18, 2018, finds and Orders as follows:

1. That the Debtors have complied with all applicable provisions of Chapter 11 of the Bankruptcy Code, the Plan meets the requirements of Sections 1122 and 1123 of the Bankruptcy Code, and the Debtors have complied with Section 1125 of the Bankruptcy Code.

2. The provisions of Chapter 11 of the Bankruptcy Code have been complied with, in that the Plan has been proposed in good faith and not by any means forbidden by law.

3. That all insiders involved in the Debtors' post-confirmation activities are disclosed in the Disclosure Statement along with their relationships to the Debtors.

4. That there exists no governmental regulatory commission having jurisdiction over either Debtors on setting rates and fees.

5. That each holder of a claim or interest has accepted the Plan or will receive or retain under the Plan property of a value, as of the effective date of the Plan, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Code.

6. That all payments made or promised by the Debtors under the Plan or by any other person for services or costs and expenses in or in connection with the Plan or incident to the case have been fully disclosed to the Court and are reasonable or if to be fixed after confirmation of the Plan will be subject to approval of the Court.

7. That all attorneys' fees incurred pre-confirmation shall be subject to Court approval as to reasonableness pursuant to the applicable provisions of the Bankruptcy Code.

8. That the Debtors have filed a Summary of Voting Results which provided, in part, as follows:

WestMountain Gold, Inc.

a. Class 1 consists of the allowed unsecured claims specified in Section 507(a)(4) or 507(a)(5) of the Code as having priority. Class 1 has not voted to accept or reject the Plan and is deemed to have accepted the Plan. *In re Ruti-Sweetwater*, 836 F.2d 1263, (10th Cir. 1988).

b. Class 2 consists of the allowed secured claim held by BOCO Investments, LLC. Class 2 has voted to accept the Plan.

c. Class 3 consists of the allowed unsecured claims other than those separately classified. Class 3 has voted to accept the Plan.

d. Class 3(a) consists of the allowed unsecured claim held by Gordon Investments (Alaska), LLC. Class 3(a) has voted to accept the Plan.

e. Class 3(b) consists of the allowed unsecured claim held by BOCO Investments, LLC. Class 3(b) has voted to accept the Plan.

f. Class 4 consists of the interests held by pre-petition common shareholders. Class 4 has voted to accept the Plan.

g. Class 5 consists of the interests held by pre-petition preferred shareholders. Class 5 has voted to accept the Plan.

Terra Gold Corporation

h. Class A consists of the allowed unsecured claims specified in Section 507(a)(4) or 507(a)(5) of the Code as having priority. Class 1 has not voted to accept or reject the Plan and is deemed to have accepted the Plan.

i. Class B consists of the allowed secured claim held by BOCO Investments, LLC. Class B has voted to accept the Plan.

j. Class C consists of the allowed unsecured claims other than those separately classified. Class C has voted to accept the Plan.

k. Class C.1 consists of the allowed unsecured claim held by Gordon Investments (Alaska), LLC. Class C.1 has voted to accept the Plan.

l. Class C.2 consists of the allowed unsecured claim held by BOCO Investments, LLC. Class C.2 has voted to accept the Plan.

m. Class D consists of the interests held by WestMountain. Class D is unimpaired and deemed to have accepted the Plan.

9. That at least one impaired class of claims has accepted the Plan, determined without including any acceptance of the Plan by an insider.

10. That confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtor.

11. That on the Effective Date of the Plan all property of the estate shall revest in the Debtors free and clear of all liens except those specifically set forth in the Plan or as otherwise provided in the Plan.

12. The Debtors shall receive a discharge on the Effective Date of the Plan pursuant to Section 1141(d). Confirmation of the Plan and the occurrence of the Effective Date of the Plan shall constitute a modification of any note or obligation for which specification and treatment is provided under the Plan as set forth in the Plan. Any obligation or note, previously in default, so modified, shall be cured as modified as of the Effective Date. This provision shall be operable regardless of whether the Plan provides for any obligation to be evidenced by a rewritten loan or security document following confirmation of the Plan.

IT IS HEREBY ORDERED

That the Debtors' First Amended and Restated Joint Plan of Reorganization dated December 20, 2017 filed by the Debtors is hereby CONFIRMED. **Debtor shall mail a copy of this Order to all creditors.**

DONE and entered this 18th day of January, 2018 at Denver, Colorado.

BY THE COURT:

____

Honorable Joseph G. Rosania, Jr.
United States Bankruptcy Court Judge